EXHIBIT 99.1

Fury Announces Results of Annual General Meeting of Shareholders

TORONTO, June 26, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the voting results from its Annual General Meeting (the “Meeting”) of Shareholders held on June 25, 2026. Each director nominee listed in the Company’s management information circular dated May 11, 2026 (the “Circular”) in connection with the Meeting and as filed on SEDAR+, were elected as directors of the Company to serve until the next annual general meeting, or until their successors are otherwise elected or appointed.

A total of 75,644,125 of the Company’s common shares (“Common Shares”) were present or represented by proxy at the Meeting, representing 39.79% of the outstanding Common Shares.

1. Fix Number of Directors
By resolution, shareholders approved fixing the number of directors at six (6). The result of the vote on the fixing the number of directors at six were as follows:

	Votes For	% For	Votes Against	% Against
Fixing number of directors at six (6)	72,290,680	95.57%	3,353,445	4.43%

2. Election of Directors
By resolution passed, all of the nominees for election as directors listed in the Circular were elected as directors of the Company. The result of the votes on the election of the board of directors was as follows:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
Forrester A. Clark	58,006,167	99.30%	406,681	0.70%
Brian Christie	49,066,487	84.00%	9,346,361	16.00%
Steve Cook	42,174,798	72.20%	16,241,441	27.80%
Michael Hoffman	43,713,594	74.84%	14,695,863	25.16%
Alison Sagateh (Saga) Williams	49,290,745	84.38%	9,122,103	15.62%
Philip S. Baker	57,716,716	98.89%	650,488	1.11%

3. Appointment of Auditor
By resolution, PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed as the Company’s auditor. The result of the vote on the appointment of the auditor was as follows:

	Votes For	% For	Votes Withheld	% Withheld
PricewaterhouseCoopers LLP, Chartered Professional Accountants	74,293,940	98.22%	1,350,186	1.78%

4. Long-Term Incentive Plan (“LTI Plan”)
By resolution, shareholders approved a resolution to renew for a three-year period, the Company’s long-term incentive plan. The result of the vote on the renewal for a three-year period long-term incentive plan was as follows:

	Votes For	% For	Votes Against	% Against
Renewal of the Company’s three-year period long-term incentive plan	51,695,320	88.50%	6,717,527	11.50%

Voting results have been reported and published on www.sedarplus.ca. The meeting was recorded and will soon be available for viewing on the Company’s website.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Elmer East project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.